UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Ultralife Batteries, Inc.
(Name of Issuer)

COMMON STOCK, par value $.10
(Title of Class of Securities)

903899102
(CUSIP Number)

Jerald A. Trannel
290 South County Farm Road, Third Floor
Wheaton, Illinois  60187-4526
Telephone:  (630) 588-7200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 7, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-l(e), 240.13d-l(f) or 240.13d-l(g),
check the following box.  [X]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No. 903899102 Page 2 of 9 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons
Grace Brothers, Ltd.

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)
OO

5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization

Illinois Limited Partnership

              7 Sole Voting Power
Number of       0
Shares        8 Shared Voting Power
Beneficially    2,957,120 shares
Owned	by
Each
Reporting     9 Sole Dispositive Power
Person          0
With         10 Shared Dispositive Power
                2,957,120 shares

11. Aggregate Amount Beneficially Owned by Each Reporting
Person

2,957,120 shares

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

19.8%

14. Type of Reporting Person (See instructions)

PN,

Schedule 13D

CUSIP No. 903899102 Page 3 of 9 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons

Bradford T. Whitmore

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)
OO
5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization
United States

              7 Sole Voting Power
Number of       25,815
Shares
Beneficially  8 Shared Voting Power
Owned by        2,957,120
Each
Reporting     9 Sole Dispositive Power
Person          25,815
With
             10 Shared Dispositive Power
                2,957,120

11. Aggregate Amount Beneficially Owned by Each Reporting
Person

2,982,935

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

20.0%

14. Type of Reporting Person (See instructions)

IN

Schedule 13D

CUSIP No. 903899102 Page 4 of 10 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons

Spurgeon Corporation

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)
OO
5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization
Illinois Corporation


              7 Sole Voting Power
Number of       0
Shares
Beneficially  8 Shared Voting Power
Owned by        2,957,120 shares
Each
Reporting     9 Sole Dispositive Power
Person          0
With
             10 Shared Dispositive Power
                2,957,120 shares

11. Aggregate Amount Beneficially Owned by Each Reporting
Person

2,957,120

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

19.8%

14. Type of Reporting Person (See instructions)
CO

Page 5 of 9 Pages
Item 1. Security and Issuer

This Schedule 13D relates to the Common Stock, par value
$.10 per share (the "Common Stock") issued by, a Delaware corporation (the "Company"), whose principal executive offices are located at 2000 Technology Parkway, Newark, New
Jersey 14513.

Item 2. Identity and Background

(a) The statement is filed by Grace Brothers, Ltd., an Illinois limited partnership ("Grace"). Bradford T.
Whitmore ("Whitmore") and Spurgeon Corporation
("Spurgeon") are the general partners of Grace.

(b) The business address of Grace and Whitmore is 1560
Sherman Avenue, Suite 900, Evanston, Illinois 60201.
The business of Spurgeon is 290 South County Farm Road,
Third Floor, Wheaton, Illinois 60187.

(c) The principal business of Grace is to purchase, sell, invest, and trade in securities. Whitmore's principal occupation is that of being a general partner of Grace.
The principal business of Spurgeon is that of being a general partner of Grace. The names, business addresses, and present principal occupation or employment of each director and executive officer of Spurgeon are set forth in Exhibit A hereto.

(d) None of the persons referred to in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the persons referred to in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to , federal or state securities laws or finding any violation with respect to such laws.

(f) Grace is an Illinois limited partnership and Spurgeon is an Illinois corporation. Whitmore is a citizen of the United States.

Page 6 of 9 Pages

Item 3.  Source and Amount of Funds

The shares of Common Stock to which this Schedule 13D relates (the "Shares") was purchased with working capital and partnership funds.

Item 4. Purpose of Transaction.

The Filers previously reported their holdings on Schedule
13G and are voluntarily filing this 13D, which would otherwise be required at such point in time, if any, as the Filers' holdings represent 20% or more of the outstanding shares of Common Stock. The Filers may, depending on market conditions and other factors they deem material, purchase additional shares of Common Stock or dispose of all or a portion of the Shares that they now own or any shares of Common Stock they may hereafter acquire. Future changes in the Filers' holdings will be reported on amendments to this Schedule 13D.

Except as set forth herein, the Filers have no plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of this
Item 4.

Item 5. Interest in Securities of the Issuer

(a) As of the date of this filing, Grace beneficially owns
2,957,120 shares of Common Stock, representing approximately 19.8% of the outstanding shares of Common
Stock. As general partner of Grace, Spurgeon may be deemed beneficial owner of 2,957,120 shares of Common Stock, or 19.8% of the outstanding shares of Common Stock, although they otherwise disclaim beneficial ownership. As general partner of Grace, Whitmore may be deemed beneficial owner of 2,957,120 shares of Common Stock, and 25,815 shares of Common Stock as direct beneficial owner, or 20.0% of the outstanding shares of Common Stock.

(b) Grace: shared voting power (with Whitmore and Spurgeon)
2,957,120 Shares

Whitmore:  shared voting power (with Grace and Spurgeon)
2,957,120 Shares
sole voting power 25,815 Shares

Spurgeon:  shared voting power (with Grace and Whitmore)
2,957,120 Shares

(c) The transactions effected by the Filers during the past
60 days are set forth in Schedule A.

(d) No person other than the Filers is known to have the right to receive, or the power to direct the receipt of, dividends from or the proceeds from the sale of the Shares.

(e)	N/A

Page 7 of 9 Pages

Item 7.  Items to be Filed as Exhibits

Exhibit A - Directors and Executive Officers of Spurgeon
Corporation

Item 6.  Contracts, Arrangements, Understandings or
Relationships with respect to Securities of the Issuer

There are no contracts, arrangements, understandings or other relationships with respect to any securities of the Company.

Item 7.  Items to be Filed as Exhibits

Exhibit A - Directors and Executive Officers of Spurgeon
Corporation

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement with respect to it is true, complete and correct.

Dated: June 7, 2006

Grace Brothers, Ltd.

By: /s/ Bradford T. Whitmore
Name:  Bradford T. Whitmore
Its:  General Partner

Bradford T. Whitmore

By: /s/ Bradford T. Whitmore
Name:  Bradford T. Whitmore

Spurgeon Corporation

By: /s/ Jerald A. Trannel
Name:  Jerald A. Trannel
Its:  Vice President

Page 8 of 9 Pages

SCHEDULE A

TRADE ACTIVITY FOR ULTRALIFE BATTERIES, INC.
EFFECTED BY GRACE BROTHERS, LTD. FOR THE PREVIOUS 60 DAYS.

                          Amount of         Price per
Date        Security      Shares Purchased  Share
05/15/2006  COMMON STOCK     300            $10.23000
05/15/2006  COMMON STOCK     100            $10.25000
05/15/2006  COMMON STOCK   1,987            $10.32000
05/15/2006  COMMON STOCK   1,001            $10.35000
05/15/2006  COMMON STOCK     100            $10.43000
05/15/2006  COMMON STOCK     200            $10.44000
05/15/2006  COMMON STOCK     997            $10.46000
05/15/2006  COMMON STOCK   1,000            $10.47000
05/15/2006  COMMON STOCK   1,561            $10.50000
05/15/2006  COMMON STOCK     100            $10.54000
05/15/2006  COMMON STOCK   1,200            $10.56917
05/15/2006  COMMON STOCK     200            $10.58000
05/15/2006  COMMON STOCK   1,000            $10.59000
05/15/2006  COMMON STOCK   4,643            $10.60000
05/15/2006  COMMON STOCK   1,000            $10.60900
05/15/2006  COMMON STOCK   1,300            $10.62000
05/15/2006  COMMON STOCK   1,278            $10.62706
05/15/2006  COMMON STOCK     900            $10.63000
05/15/2006  COMMON STOCK   9,071            $10.65000
05/15/2006  COMMON STOCK   2,916            $10.66000
05/15/2006  COMMON STOCK   1,366            $10.66808
05/15/2006  COMMON STOCK   2,100            $10.67000
05/15/2006  COMMON STOCK   1,145            $10.67834
05/15/2006  COMMON STOCK   4,666            $10.68000
05/15/2006  COMMON STOCK   1,700            $10.69000
05/15/2006  COMMON STOCK   2,300            $10.69261
05/15/2006  COMMON STOCK     400            $10.69750
05/15/2006  COMMON STOCK   3,400            $10.70000
05/15/2006  COMMON STOCK     141            $10.72000
05/15/2006  COMMON STOCK     500            $10.72800
05/15/2006  COMMON STOCK   2,900            $10.73000
05/15/2006  COMMON STOCK     843            $10.74000
05/15/2006  COMMON STOCK   1,841            $10.75000
05/15/2006  COMMON STOCK   1,200            $10.76000
05/15/2006  COMMON STOCK     408            $10.79510
05/15/2006  COMMON STOCK   6,700            $10.80000
05/15/2006  COMMON STOCK   1,700            $10.81000
05/15/2006  COMMON STOCK   1,846            $10.81783
05/15/2006  COMMON STOCK     496            $10.81806
05/15/2006  COMMON STOCK   5,900            $10.81983
05/15/2006  COMMON STOCK   1,592            $10.82000
05/15/2006  COMMON STOCK     400            $10.82750
05/15/2006  COMMON STOCK   4,621            $10.83000
05/15/2006  COMMON STOCK     600            $10.83833
05/15/2006  COMMON STOCK   1,987            $10.84000
05/15/2006  COMMON STOCK     846            $10.84946
05/15/2006  COMMON STOCK   1,230            $10.85000
05/15/2006  COMMON STOCK   1,000            $10.85800
05/15/2006  COMMON STOCK     100            $10.86000
05/15/2006  COMMON STOCK   1,441            $10.87000
05/15/2006  COMMON STOCK     973            $10.87897
05/15/2006  COMMON STOCK     900            $10.88000
05/15/2006  COMMON STOCK   1,500            $10.88733
05/15/2006  COMMON STOCK     200            $10.89000
05/15/2006  COMMON STOCK   2,100            $10.89762
05/15/2006  COMMON STOCK     730            $10.90000
05/15/2006  COMMON STOCK     894            $10.90888
05/15/2006  COMMON STOCK     100            $10.91000
05/15/2006  COMMON STOCK     300            $10.92000
05/15/2006  COMMON STOCK   6,000            $10.93000
05/15/2006  COMMON STOCK     300            $10.94000
05/15/2006  COMMON STOCK     800            $10.95000
05/15/2006  COMMON STOCK   5,400            $10.95963
05/15/2006  COMMON STOCK   3,400            $10.96000
05/15/2006  COMMON STOCK     800            $10.99000
05/15/2006  COMMON STOCK     500            $11.00000
05/15/2006  COMMON STOCK     284            $11.01000
05/15/2006  COMMON STOCK     100            $11.02000
05/15/2006  COMMON STOCK     100            $11.05000
05/15/2006	COMMON STOCK     100            $11.06000
05/15/2006  COMMON STOCK     700            $11.07000
05/15/2006  COMMON STOCK     500            $11.08000
05/15/2006  COMMON STOCK     100            $11.09000
05/15/2006  COMMON STOCK     900            $11.10000
05/15/2006  COMMON STOCK     700            $11.12857
05/15/2006  COMMON STOCK   1,800            $11.14778
05/15/2006  COMMON STOCK     100            $11.15000
05/15/2006  COMMON STOCK     400            $11.17000
05/15/2006  COMMON STOCK   1,900            $11.18684
05/15/2006  COMMON STOCK   3,065            $11.24674
05/15/2006  COMMON STOCK     300            $11.30333
05/15/2006  COMMON STOCK  15,100            $11.30967
05/15/2006  COMMON STOCK   1,300            $11.31000
05/15/2006  COMMON STOCK     894            $11.34658
05/15/2006  COMMON STOCK  18,029            $11.36000
05/15/2006  COMMON STOCK   1,310            $11.39924
05/15/2006  COMMON STOCK   3,800            $11.39974
05/15/2006  COMMON STOCK     500            $11.40000
05/15/2006  COMMON STOCK   4,100            $11.41000
05/15/2006  COMMON STOCK   3,500            $11.47000
05/15/2006  COMMON STOCK   2,600            $11.49199
05/15/2006  COMMON STOCK   4,100            $11.54899
05/15/2006  COMMON STOCK   4,100            $11.54902
05/15/2006  COMMON STOCK     200            $11.56000
05/15/2006  COMMON STOCK   2,400            $11.57000
05/15/2006  COMMON STOCK     500            $11.58000
05/15/2006  COMMON STOCK     200            $11.59000
05/15/2006  COMMON STOCK   7,800            $11.60000
05/15/2006  COMMON STOCK   1,100            $11.60727
05/15/2006  COMMON STOCK     600            $11.61000
05/17/2006  COMMON STOCK     463            $10.45000
05/17/2006  COMMON STOCK     100            $10.46000
05/17/2006  COMMON STOCK   3,300            $10.49000
05/17/2006  COMMON STOCK      67            $10.52000
05/17/2006  COMMON STOCK     570            $10.53000
05/17/2006  COMMON STOCK   3,249            $10.54000
05/17/2006  COMMON STOCK   8,305            $10.55000
05/17/2006  COMMON STOCK   1,710            $10.57000
05/17/2006  COMMON STOCK   6,501            $10.58000
05/17/2006  COMMON STOCK   4,055            $10.59000
05/17/2006  COMMON STOCK  43,295            $10.60000
05/17/2006  COMMON STOCK   3,067            $10.61000
05/17/2006  COMMON STOCK   1,400            $10.62000
05/17/2006  COMMON STOCK   1,293            $10.63000
05/17/2006  COMMON STOCK   1,200            $10.64000
05/17/2006  COMMON STOCK     600            $10.65000
05/17/2006  COMMON STOCK     500            $10.66000
05/17/2006  COMMON STOCK   4,015            $10.68000
05/17/2006  COMMON STOCK     400            $10.69000
05/17/2006  COMMON STOCK   6,136            $10.70000
05/17/2006  COMMON STOCK   4,785            $10.71000
05/17/2006  COMMON STOCK     872            $10.74000
05/17/2006  COMMON STOCK     200            $10.77000
05/17/2006  COMMON STOCK   1,392            $10.79000
05/17/2006  COMMON STOCK   2,042            $10.80000
05/17/2006  COMMON STOCK   2,454            $10.81000
05/19/2006  COMMON STOCK     241            $10.29000
05/19/2006  COMMON STOCK   2,763            $10.30000
05/19/2006  COMMON STOCK     541            $10.31000
05/19/2006  COMMON STOCK   2,024            $10.32000
05/19/2006  COMMON STOCK      41            $10.33000
05/19/2006  COMMON STOCK      41            $10.34000
05/19/2006  COMMON STOCK   1,407            $10.35000
05/19/2006  COMMON STOCK     574            $10.36000
05/19/2006  COMMON STOCK      17            $10.37000
05/19/2006  COMMON STOCK   1,551            $10.38000
05/19/2006  COMMON STOCK   8,477            $10.39000
05/19/2006  COMMON STOCK  40,929            $10.40000
05/19/2006  COMMON STOCK   6,867            $10.41000
05/19/2006  COMMON STOCK     364            $10.42000
05/19/2006  COMMON STOCK   5,458            $10.43000
05/19/2006  COMMON STOCK   3,998            $10.44000
05/19/2006  COMMON STOCK  35,245            $10.45000
05/19/2006  COMMON STOCK  30,597            $10.46000
05/19/2006  COMMON STOCK   7,900            $10.47000
05/19/2006  COMMON STOCK   4,930            $10.48000
05/19/2006  COMMON STOCK     839            $10.49000
05/19/2006  COMMON STOCK   1,000            $10.50000
05/22/2006  COMMON STOCK   9,279            $10.27000
05/23/2006  COMMON STOCK     188            $10.25000
05/23/2006  COMMON STOCK   4,200            $10.27000
05/23/2006  COMMON STOCK   1,594            $10.28000
05/23/2006  COMMON STOCK   1,259            $10.29000
05/23/2006  COMMON STOCK  38,459            $10.30000
05/23/2006  COMMON STOCK  34,683            $10.31000
05/23/2006  COMMON STOCK   7,600            $10.32000
06/06/2006  COMMON STOCK     800             $9.95000
06/06/2006  COMMON STOCK  21,589             $9.96000
06/06/2006  COMMON STOCK   6,239             $9.97000
06/06/2006  COMMON STOCK   3,080             $9.98000
06/06/2006  COMMON STOCK     200             $9.99000
06/06/2006  COMMON STOCK  22,682            $10.00000
06/07/2006  COMMON STOCK     500             $9.84000
06/07/2006  COMMON STOCK   3,202             $9.85000
06/07/2006  COMMON STOCK     200             $9.87000
06/07/2006  COMMON STOCK   1,000             $9.90000
06/07/2006  COMMON STOCK     200             $9.93000
06/07/2006  COMMON STOCK     400             $9.94000
06/07/2006  COMMON STOCK     200             $9.95000
06/07/2006  COMMON STOCK     300             $9.97000
06/07/2006  COMMON STOCK     100             $9.98000
06/07/2006  COMMON STOCK   2,734             $9.99000
06/07/2006  COMMON STOCK     366            $10.00000

Page 9 of 9 Pages

Exhibit A
Directors and Officers of Spurgeon Corporation

Judith M. Van Kampen
290 South County Farm Road
3rd Floor
Wheaton, IL 60187
Director of Spurgeon.  Trustee of Judith M. Van Kampen
Trust which is Manager of Van Kampen Asset Management
Company, LLC.

Karla M. Van Kampen-Pierre
290 South County Farm Road
3rd Floor
Wheaton, IL 60187
Director of Spurgeon.  Trustee of Judith M. Van Kampen
Trust which is Manager of Van Kampen Asset Management
Company, LLC.

David Wisen
120 Washington St.
Grand Haven, MI 49417-0070
Director and President of Spurgeon.  President of Van
Kampen Asset Management Company, LLC.

Jerald A. Trannel
290 South County Farm Road
Third Floor
Wheaton, IL 60187
Director, Vice President and Treasurer of Spurgeon.
Controller of Grace Brothers, Ltd. and Senior Vice
President and Treasurer of Van Kampen Asset Management
Company, LLC.

Gregory M. White
290 South County Farm Road
Third Floor
Wheaton, IL 60187
Secretary of Spurgeon.  Secretary of Van Kampen Asset
Management Company, LLC.

All are United States Citizens.

The Business address of Van Kampen Asset Management
Company, LLC is 290 South County Farm Road, Third Floor,
Wheaton, IL 60187.  The principal business of Van Kampen
Asset Management Company, LLC is investment and asset management.